SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: December 21, 2009
Commission File No. 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
83 Akti Miaouli & Flessa Str.
18538 Piraeus
Athens, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

SIGNATURES
EX-1.1
EX-99.1

Corporate Name Change and Trading Symbol Change
Pursuant to board and shareholder approval, Aries Maritime Holdings Limited (the “Company”) officially changed its corporate name to “NewLead Holdings Ltd.”, effective as of December 21, 2009. Simultaneously with the corporate name change, the Company changed its trading symbol on the NASDAQ Stock Market to “NEWL.” The Company previously traded under the symbol “RAMS.”
The Company filed a Change of Name Certificate with the Registrar of Companies of Bermuda to change its name under its Articles of Incorporation. The Certificate of Incorporation on Change of Name is attached hereto as Exhibit 1.1.
The Company’s press release regarding the foregoing matters is attached hereto as Exhibit 99.1.
Exhibits

Exhibit No.	Exhibit

1.1	Certificate of Incorporation on Change of Name, effective December 21, 2009

99.1	Press Release dated December 21, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer
Dated: January 8, 2010